UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 005-55117 / 333-133618

ABERDEEN AUSTRALIA EQUITY FUND, INC.

(Exact name of Issuer as specified in its Charter)

NYSE Arca, Inc.

(Name of Exchange where security is listed and/or registered)

800 Scudders Mill Road

Plainsboro, NJ 08536

(866) 839-5205

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Aberdeen Australia Equity Fund, Inc. currently lists its Common Stock, $.01 par value per share, on the NYSE Arca, Inc. Each share of Common Stock has equal voting, dividend, distribution and liquidation rights. The shares of Common Stock outstanding are fully paid and non-assessable. Shares of Common Stock are not redeemable and have no preemptive, conversion or cumulative voting rights.

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[  ] 17 CFR 240.12d2-2(a)(1)

[  ] 17 CFR 240.12d2-2(a)(2)

[  ] 17 CFR 240.12d2-2(a)(3)

[  ] 17 CFR 240.12d2-2(a)(4)

[  ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aberdeen Australia Equity Fund, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.
October 17, 2006	By /s/ Christian Pittard	Treasurer & Assistant Secretary
Date	Name	Title

___________________________

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.